Annual Notice Dated May 1, 2026
ADVISOR’S EDGE® VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company
Separate Account VA CC
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Advisor’s Edge®, a flexible premium variable annuity policy (the “Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA CC (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89358P188?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2018, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Adjusted Policy Value – The Policy Value increased or decreased by any Excess Interest Adjustments.
Administrative Office – Transamerica Life Insurance Company, 6400 C Street SW, Cedar Rapids, Iowa 52499, (800) 525-6205.
Annual Policy Service Charge – An annual charge on each Policy anniversary (and a charge at the time of surrender during any Policy Year) for Policy maintenance and related administrative expenses.
Annuity Commencement Date – The date upon which annuity payments are to commence.
Annuity Payment Option – A method of receiving a stream of annuity payments selected by the Owner.
Excess Interest Adjustment – A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers from the Guaranteed Period Options, or to amounts applied to Annuity Payment Options. The adjustment reflects changes in the interest rates declared by Transamerica Life Insurance Company since the date any payment was received by, or an amount was transferred to, a Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account – One or more investment choices under the Policy that are part of Transamerica Life Insurance Company’s general assets and are not in the Separate Account.
Good Order – An instruction that Transamerica Life Insurance Company receives that is sufficiently complete and clear – along with all necessary forms, information, and supporting legal documentation, including any required spousal or joint Owner’s consents – so that Transamerica Life Insurance Company does not need to exercise any discretion to follow such instruction. All requests for a partial or full withdrawal, a transfer, a death benefit, or other transaction or change, must be in Good Order.
Guaranteed Period Options (“GPO”) – The various guaranteed interest rate periods of the Fixed Account that Transamerica Life Insurance Company may offer and into which Premium Payments may be paid or amounts may be transferred.
Owner (Policy Owner, You, Your) – The individual who (or entity that) may exercise all rights and privileges under an individual Policy.
Policy – The individual Policy.
Policy Date – The date shown on the Policy data page attached to the Policy and the date on which the Policy becomes effective.
Policy Value – On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  Premium Payments; minus
  partial withdrawals (including any applicable Excess Interest Adjustments on such withdrawals); plus interest credited in the Fixed Account; plus or minus
  accumulated gains or losses in the separate account; minus
  Annual Policy Service Charges, premium taxes, rider fees, and transfer fees, if any.
Policy Year – A Policy Year begins on the Policy Date and on each anniversary thereafter.
Premium Payment – An amount paid to Transamerica Life Insurance Company by the Owner or on the Owner’s behalf as consideration for the benefits provided by the Policy.
Separate Account – Separate Account VA CC, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the Policies may be allocated.
Subaccount – A subdivision within the Separate Account, the assets of which are invested in specified portfolios of the underlying funds.
Variable Annuity Payments – Payments made pursuant to an Annuity Payment Option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified Subaccounts within the Separate Account.

Written Notice or Written Request – Written Notice that is signed by the Owner, is in Good Order and received at the Administrative Office, and that gives Transamerica Life Insurance Company the information it requires. For some transactions, Transamerica Life Insurance Company may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements for Good Order that Transamerica Life Insurance Company establishes for such notices.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2018, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES		Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. The Policy may impose a surrender charge and/or a Policy adjustment (referred to as an “Excess Interest Adjustment”) under certain conditions.
If You select the Life with Emergency Cash® Annuity Payment Option, a surrender charge applies for the first four years after the Annuity Commencement Date. The maximum surrender charge is 4% of the Adjusted Policy Value applied to this Annuity Payment Option, and the maximum number of years that a surrender charge may be assessed is four years from the Annuity Commencement Date. The surrender charge schedule is as follows:
			Expenses
	Years Since Annuity Start	Surrender Charge (%)
	0-1	4%
	1-2	3%
	2-3	2%
	3-4	1%
	More than 4	0%
Example: If You make an early withdrawal under the Life with Emergency Cash® Annuity Payment Option, You could pay a surrender charge of up to $4,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.
If You withdraw or transfer amounts from a Guaranteed Period Option of the Fixed Account before the end of its guaranteed period, an Excess Interest Adjustment may apply. This adjustment can be positive or negative, depending on changes in interest rates since the initial guarantee date.
  Applies to:
    Full or partial surrenders
    Transfers from the Fixed Account
    Amounts applied to Annuity Payment Options
  Adjustment Formula: Based on the difference between the guaranteed rate and current rates, and the time remaining in the guaranteed period.
  Maximum Potential Loss: You could lose a substantial portion of Your investment due to the Policy adjustment, depending on interest rate changes.
Example: If You allocate $100,000 to a 5-year guaranteed period and withdraw the entire amount halfway through, and interest rates have risen significantly, You could lose a substantial portion of Your investment due to the Policy adjustment. This loss will be greater if You also have to pay a surrender charge, taxes, and tax penalties.

Are There Transaction Charges?
Yes. In addition to surrender charges (if You select the Life with Emergency Cash® Annuity Payment Option) and Policy Adjustments (Excess Interest Adjustments on certain Fixed Account withdrawals), You may also be charged for other transactions under the Policy. These transaction charges include:

Transfer Fee. You are allowed 12 free transfers per Policy Year before the Annuity Commencement Date. If You make more than 12 transfers per policy year, the insurer reserves the right to charge a $10 fee for each additional transfer.
Special Service Fee. The insurer may deduct a charge for special services You request, such as overnight delivery, duplicate policies, non-sufficient checks, duplicate tax forms, duplicate disclosure documents, check copies, printing and mailing previously submitted forms, and asset verification requests from mortgage companies. Customer-initiated changes or transactions that require additional processing may also be considered special services. The special service fee can be up to $25.
Annual Policy Service Charge. An Annual Policy Service Charge of up to $30 (but no more than 2% of Your Policy Value at the time of deduction) may be assessed for Policy administration expenses, unless certain value thresholds are met.
				Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
				Fee Table
	Annual Fee	Minimum	Maximum
	Base Policy[1]	0.55%	0.75%
	Portfolio Company (fund fees and expenses)[2],3	0.12%	1.56%
	Optional Benefit Expenses (if elected)[4]	0.05%	1.00%
	1As a percentage of Separate Account value
	2As a percentage of assets after fee waiver and/or expense reimbursement.
	[3]See below Appendix: Investment Options Available Under the Policy for more information.
	4As a percentage of benefit base or policy value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $686	Highest Annual Cost $3,941
	Assumes:	Assumes:

Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS	Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Policy. The value of Your Policy will fluctuate based on the performance of the investment options You select, especially those allocated to the Separate Account. You bear the entire investment risk for all amounts allocated to the Separate Account, and Your policy value may decrease if the investments You choose perform poorly. There is no guarantee that You will not lose some or all of Your money.
Summary
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Variable annuities like this one are designed for long-term investment purposes, such as retirement savings. If You need to access Your money in the short term, this product may not be suitable.
Amounts withdrawn from the Policy may result in surrender charges (if You have selected the Life with Emergency Cash® Annuity Payment Option), taxes, and tax penalties. In addition, if You withdraw or transfer amounts from a Guaranteed Period Option of the Fixed Account before the end of its guaranteed period, an Excess Interest Adjustment may apply, which can be negative and reduce the amount You receive.
For Investment Options that mature at the end of a specified period (such as Guaranteed Period Options in the Fixed Account), the Policy Value will be reallocated at the end of the period according to Your instructions. If You do not provide instructions, the value will be automatically transferred into a new Guaranteed Period Option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period.
Summary
What are the Risks Associated with Investment Options?
An investment in the Policy is subject to the risk of poor investment performance, and the value of Your Policy can vary depending on the performance of the Investment Options You select. Each Investment Option, including variable subaccounts and the Fixed Account, has its own unique risks. You should carefully review the available Investment Options and their underlying portfolios before making an investment decision.
  For Variable Options, the value of Your investment will fluctuate based on the performance of the underlying fund portfolios. You bear the full investment risk and could lose the amount You invest in these options.
  Fixed Account, while it offers a guaranteed minimum interest rate, early withdrawals may be subject to an Excess Interest Adjustment, which can reduce the amount You receive.
Summary

What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to risks related to the Insurance Company. Any guarantees, benefits, or obligations under the Policy, including those associated with the Fixed Account, are subject to the financial strength and claims-paying ability of Transamerica Life Insurance Company (formerly Transamerica Premier Life Insurance Company). This includes the ability to meet obligations for death benefits, annuity payments, and any amounts in excess of the policy value.
These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
Additional information about Transamerica Life Insurance Company, including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.
Other Information
	RESTRICTIONS	Location in Prospectus
Are There Limits on the Investment Options?
Yes. The Policy imposes certain restrictions that may limit the Investment Options available to You and Your ability to transfer Policy value among them.
  The Insurance Company may limit the number of Investment Options (subaccounts) You can be invested in at any one time. Certain optional riders may require You to allocate all or a portion of Your Policy value to designated investment options, which may include funds with volatility control strategies. The Insurance Company may also close certain Investment Options to new investments or transfers at any time.
  You are generally allowed 12 free transfers per policy year before the Annuity Commencement Date. The Insurance Company reserves the right to charge a fee for additional transfers and to impose restrictions or limitations on transfers, including the right to reject any transfer request if it determines that the transfer may be disruptive or harmful to other investors.
  The Insurance Company reserves the right to:
    Remove or substitute Portfolio Companies (underlying funds) available as Investment Options.
    Add or remove Investment Options at any time.
    Close Investment Options to new investments or transfers.
    Limit the number of Investment Options You may select.
    Stop accepting additional purchase payments.
    Make changes to the Separate Account or its investments, subject to applicable law.
    Restrict or eliminate voting rights, create new separate accounts, or transfer assets among accounts as permitted by law.
  For Investment Options that mature at the end of a specified period (such as Guaranteed Period Options in the Fixed Account), if You do not provide reallocation instructions, the value will be automatically transferred into a new Guaranteed Period Option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period.
Investment Choices

Are There Any Restrictions on Policy Benefits?
Yes. There are restrictions and limitations relating to benefits offered under the Policy, including death benefits, living benefits, and certain optional riders. The Insurance Company may modify or terminate certain benefits, and withdrawals that exceed limits specified by the terms of a Policy benefit may reduce or terminate the benefit.
  Optional death benefit riders (such as Return of Premium or Step-Up Death Benefit) are only available at issue and cannot be changed after the policy is issued. Withdrawals may reduce the death benefit by more than the amount withdrawn, especially if the guaranteed minimum death benefit is greater than the policy value at the time of withdrawal.
  Optional living benefit riders (such as the Architect Guaranteed Lifetime Withdrawal Benefit or Guaranteed Minimum Income Benefit) are subject to investment restrictions and may be terminated if You do not comply with allocation or withdrawal requirements. Withdrawals in excess of specified limits may reduce the benefit base by more than the amount withdrawn and may terminate the benefit.
  The Insurance Company reserves the right to modify or terminate certain optional benefits, subject to the terms of the rider and applicable law. Optional riders may not be available for all policies, all ages, or in all states, and may be discontinued for new sales at any time.
  Some benefits are not available for certain policy types (e.g., inherited IRAs), and certain riders may not be re-elected once terminated. There are no Policy loans available under this policy.
  There are no performance “locks” or Policy loans. Withdrawals or transfers from a Guaranteed Period Option of the Fixed Account before the end of its guaranteed period may result in a negative Excess Interest Adjustment, reducing the amount You receive.

Death Benefit
Additional Features
Tax Information
Appendix F: Architect Guaranteed Lifetime Withdrawal Benefit
Appendix G: Guaranteed Minimum Income Benefit
Appendices H–J: Additional Death Benefit Riders

	TAXES	Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in and making purchase payments under the Policy. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or individual retirement account (IRA).
Withdrawals from the Policy will be subject to ordinary income tax and may also be subject to a 10% federal tax penalty if taken before age 59½, unless an exception applies. Tax rules may vary depending on whether Your Policy is held in a qualified or non-qualified account, and other factors such as Your age, the type of withdrawal, and Your personal tax situation.
Tax Information
	CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Policy. This compensation may include advisory fees, promotional incentives, or other payments from the Insurance Company, its affiliates (such as Transamerica Capital, LLC. “TCL” (formerly known as Transamerica Capital, Inc. “TCI”)), or third parties. These arrangements may include cash or non-cash incentives, marketing support, or other special compensation. As a result, investment professionals may have a financial incentive to recommend this Policy over other investments.
Other Information

Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer You a new Policy in place of the one You already own. You should only exchange Your Policy if, after carefully comparing the features, fees, and risks of both Policy’s and considering any fees or penalties to terminate Your existing Policy, You determine that purchasing the new Policy is preferable to continuing to own Your current Policy.
Other Information

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89358P188?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn Fund(4) Advised by: Columbia Wanger Asset Management, LLC	0.96%	4.47%	1.02%	4.31%
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn International Fund(3) Advised by: Columbia Wanger Asset Management, LLC	1.12%	12.76%	-1.00%	0.43%
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	1.15%	14.68%	7.26%	12.17%
To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.	Dimensional VA Global Bond Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	4.35%	1.38%	1.81%
To achieve long-term capital appreciation.	Dimensional VA International Small Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.39%	36.99%	8.89%	8.68%
To achieve long-term capital appreciation.	Dimensional VA International Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.27%	45.64%	15.85%	10.46%
To achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional VA Short-Term Fixed Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.12%	4.33%	2.65%	1.97%
To achieve long-term capital appreciation.	Dimensional VA U.S. Large Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	15.83%	11.97%	10.51%
To achieve long-term capital appreciation.	Dimensional VA U.S. Targeted Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.29%	8.95%	13.60%	11.00%

Seeks current income.	Federated Hermes Fund for U.S. Government Securities II Advised by: Federated Equity Management Company	1.02%	6.80%	-0.84%	1.06%
Seeks to maintain a stable net asset value (NAV) of $1.00 per Share. The Fund’s investment objective is to provide current income consistent with stability of principal and liquidity.	Federated Hermes Government Money Fund II - Service Advised by: Federated Equity Management Company	0.72%	3.73%	2.80%	1.73%
Seeks high current income.	Federated Hermes High Income Bond Fund II - Primary Advised by: Federated Equity Management Company	0.90%	8.23%	3.70%	5.59%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.54%	21.52%	15.37%	15.78%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.55%	11.75%	10.10%	10.59%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.59%	7.99%	12.14%	10.82%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.38%	11.17%	5.38%	5.93%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.41%	12.49%	8.10%	7.92%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%

To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.64%	13.06%	8.62%	9.73%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.13%	17.65%	14.24%	13.57%
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.86%	31.86%	8.85%	7.54%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%
To provide an above-average level of current income and reasonable long-term capital appreciation.	Vanguard® VIF Equity Income Portfolio Advised by: Wellington Management Company LLP; Sub-Advised by: The Vanguard Group, Inc.	0.29%	16.80%	12.59%	11.52%
To provide a high level of current income.	Vanguard® VIF High Yield Bond Portfolio Advised by: Wellington Management Company LLP; Sub-Advised by: The Vanguard Group, Inc.	0.24%	9.18%	4.05%	5.62%

To provide long-term capital appreciation.	Vanguard® VIF International Portfolio Advised by: Baillie Gifford Overseas Ltd.; Sub-Advised by: Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%
To provide current income while maintaining liquidity and a stable share price of $1.	Vanguard® VIF Money Market Portfolio(2) Advised by: The Vanguard Group, Inc.	0.15%	4.18%	3.17%	2.20%
To provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index of publicly traded equity REITs and other real estate-related investments.	Vanguard® VIF Real Estate Index Portfolio Advised by: The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
Seeks to provide long-term capital appreciation.	Vanguard® VIF Small Company Growth Portfolio Advised by: ArrowMark Colorado Holdings, LLC; Sub-Advised by: The Vanguard Group, Inc.	0.29%	6.11%	3.81%	9.61%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative
(3) Effective on or about June 2, 2025, Wanger International Fund will be renamed Columbia Variable Portfolio - Acorn International Fund.
(4) Effective on or about June 2, 2025, Wanger Acorn Fund will be renamed Columbia Variable Portfolio - Acorn Fund.

CLOSED INVESTMENT OPTIONS:
Effective May 1, 2006, the following subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class B Advised by: AllianceBernstein L.P.	1.26%	6.02%	3.02%	9.80%
Seeks long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Service Advised by: BNY Mellon Investment Adviser, Inc.	0.91%	15.67%	11.65%	13.27%
Seeks long-term capital growth consistent with the preservation of capital.	BNY Mellon VIF Appreciation Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Fayez Sarofim & Co., LLC	1.10%	9.78%	9.08%	12.63%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	1.40%	34.37%	18.42%	11.48%

Effective December 12, 2011, the following subaccounts were closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.	NVIT Fidelity Institutional AM® Emerging Markets Fund - Class D Advised by: Nationwide Fund Advisers; Sub-Advised by: FIAM LLC	1.56%	35.77%	0.70%	5.98%

Effective June 1, 2021, the following subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.92%	21.69%	3.59%	14.66%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2018, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 333-249109
EDGAR Contract Identifier No. is #C000018394